Filed by Ortho Clinical Holdings plc

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Quidel Corporation

Commission File No.: 000-10961

Date: December 23, 2021

DECEMBER 23, 2021

Important Message from CEO Chris Smith

Translations of this message will be available on Inside Ortho shortly

Today is an exciting day for all Ortho Clinical Diagnostics teammates as we have entered into a definitive agreement in which Quidel Corporation will acquire Ortho Clinical Diagnostics and merge our two organizations.

Quidel is a global leader in rapid diagnostic testing solutions, cellular-based virology assays and molecular diagnostic systems. The combination will bolster the company’s ability to enhance the health and well-being of patients around the globe by delivering one of the broadest and deepest portfolios of innovative diagnostic solutions and services, including clinical chemistry, immunoassay, molecular diagnostics, point-of-care, immunohematology, and donor screening, as well as the expanding post-COVID over-the-counter (OTC) offerings.

This is truly transformational, as we bring Ortho’s high throughput instruments, global commercial reach and infrastructure together with Quidel’s robust point-of-care solutions, capturing the full spectrum of testing needs. The largest opportunity in the combination is accelerating Quidel’s compelling portfolio of point-of-care and molecular solutions through our 2,300-member global commercial infrastructure.

Together, we believe this combination will uniquely position the company for accelerated growth and long-term value creation across our patients, customers, distribution partners, and shareholders.

We’ve been actively evaluating strategically-driven opportunities in the high-growth segments of molecular diagnostics, immunoassay, and point-of-care – Quidel checks all three of those boxes. Like Ortho, Quidel has dedicated itself to providing products and services that contribute to raising medical standards around the globe, with a similar mission “to provide patients with immediate and frequent access to highly accurate, affordable testing for the good of our families, our communities and the world.”

This unification will combine highly complementary portfolios with best-in-class technologies and platforms spanning high-throughput systems to near-patient and at-home testing. Like Ortho, Quidel has a passion and commitment to its teams, shareholders, customers, and most importantly to the patients we ultimately serve. By combining our companies’ complementary world-class product and service offerings, and leveraging our global commercial infrastructures, we expect to accelerate growth by leveraging Quidel’s expansive point-of-care diagnostics portfolio of products with our commercial reach and stable base of 93% recurring revenue to expand our customer base into new markets while benefiting from operational synergies.

I am thrilled that the combination of these two companies will create a path to leverage each other’s strengths and I believe that through our combined talented people and innovative products, we are poised to become a global IVD diagnostics leader.

Following the close of this transaction, I have agreed to join the Board of Directors as an active board member for the combined organization. Additionally, Quidel’s current President and Chief Executive Officer, Douglas Bryant, will be Chairman and Chief Executive Officer, Joseph Busky will be the Chief Financial Officer, Michael Iskra will be Chief Commercial Officer and Quidel’s current Chief Operating Officer, Robert Bujarski will be the President and Chief Operating Officer. These initial appointments reflect Doug’s and my agreed approach to combine the talent and passion of employees from both companies to create a truly world-class team and company.

To learn more about this impending transaction, please plan to attend one of the following townhall sessions. Multiple sessions are being held to accommodate time zones, shifts and schedules. Additional communications will follow on Inside Ortho, along with a Q&A mailbox for you to capture your questions.

Townhall Option #1	9:30am ET – WebEx Link
Townhall Option #2	7:00pm ET – WebEx Link

With the similarity of our cultures and our shared passion for delivering the best support possible to our customers, we are confident that we will become a successful integrated organization. Importantly, we both have great people, established brands, strong product portfolios, an expanding global footprint, a complementary customer base, an impressive innovation pipeline and a strong balance sheet!

Over the next few months, several teammates will continue pursuing the necessary approvals and consents to close this transaction. During this period, we remain “business as usual” and Ortho and Quidel will continue to operate as independent organizations. We ask that all of you remain committed to executing on your responsibilities with the same degree of care, diligence, and customer focus as you always have.

We look forward to a strong future ahead and appreciate your continued service and dedication.

Sincerely,

Chris

Please note that all content is for internal use only, contains confidential information, and is not for further distribution.

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed business combination transaction among Ortho Clinical Diagnostics Holdings plc (“Ortho Clinical Diagnostics”), Quidel Corporation (“Quidel”) and Coronado Topco, Inc. (“Topco”) will be submitted to the shareholders of Ortho Clinical Diagnostics and Quidel for their consideration. Ortho Clinical Diagnostics and Topco expect to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of Ortho Clinical Diagnostics and Topco and a proxy statement of

Ortho Clinical Diagnostics. Ortho Clinical Diagnostics and Topco also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ORTHO CLINICAL DIAGNOSTICS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about Ortho Clinical Diagnostics, Quidel and Topco, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Ortho Clinical Diagnostics, when and if available, can be obtained free of charge on Ortho Clinical Diagnostics’ website at https://www.orthoclinicaldiagnostics.com/en-us/home/ or by directing a written request to OrthoCareTechnicalSolutions@orthoclinicaldiagnostics.com.

Ortho Clinical Diagnostics and certain of its respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the shareholders of Ortho Clinical Diagnostics in connection with the proposed transaction. Information about the directors and executive officers of Ortho Clinical Diagnostics is set forth in its annual report on Form 10-K, which was filed with the SEC on March 19, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “intend,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on Ortho Clinical Diagnostics’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Ortho Clinical Diagnostics and Quidel generally, including those set forth in Ortho Clinical Diagnostics’ filings with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of its annual report on Form 10-K and quarterly report on Form 10-Q, its current reports on Form 8-K and other SEC filings, including the proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Ortho Clinical Diagnostics assumes no obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.